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                                                                  Exhibit 3.1(A)


                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                        VISTA INFORMATION SOLUTIONS, INC.



         VISTA Information Solutions, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

         1. The Amendment to the Corporation's Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 and has been consented to by the stockholders in accordance with Section 222 of the General Corporation Law of the State of Delaware;

         2. Article EIGHTH of the Corporation's Certificate of Incorporation is amended to read in its entirety as follows:

         "Subject to the rights of any holders of Preferred Stock, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). The directors (other than those elected only by the holders of one or more series of Preferred Stock) shall be divided into three classes with the term of office of the first class to expire at the first annual meeting of the stockholders following adoption of this provision, and the term of office of the second class to expire at the second annual meeting of stockholders held following the adoption of this provision, and the term of office of the third class to expire at the third annual meeting of stockholders following the adoption of this provision. After the directors are divided into the three classes as set forth in the preceding sentence, all subsequent elections (other than elections only by the holders of one or more series of Preferred Stock) shall be for term to expire at each third succeeding annual meeting of stockholders after such election. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of death, resignation, or removal of any director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation or other reason (other than removal from office for cause by a vote of the stockholders) may be filled by a majority vote of the Directors then in office, though less than a quorum. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any


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         vacancies created as a result of removal by the stockholders of one or more directors for cause shall be filled by a vote of the stockholders."




         IN WITNESS WHEREOF, VISTA Information Solutions, Inc. has caused this Certificate to be executed by Thomas R. Gay, its authorized officer, on this ___ day of January, 2000.



                                               ---------------------------------
                                               Thomas R. Gay, President


Attest:


By:
   -------------------------------------
   E. Stevens Hamilton, Secretary





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